SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             SOUTHWEST BANCORP INC
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    844767103
                                 (CUSIP Number)

                                 as of March 28, 2002

       Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
       [ x ]   Rule 13d-1(b)
       [   ]   Rule 13d-1(c)
       [   ]   Rule 13d-1(d)

       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

CUSIP No.844767103

1)     Names of Reporting Persons
       Delphi Management, Inc

       IRS Identification Nos. of Above Persons
       04-27762-76

2)     Check the appropriate box if a Member of a Group
       (a) [   ]

3)      SEC use only

4)     Citizenship
       Massachusetts, USA

Number of shares beneficially owned by each reporting person with:

(5)    Sole Voting Power
       295,000

(6)    Shared Voting Power
       0

(7)    Sole Dispositive Power
       295,000

(8)    Shared Dispositive Power
       0

9)     Aggregate Amount Beneficially Owned by Each Reporting Person
       295,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain shares Not applicable

11)    Percent of Class Represented by Amount in Row 9
       5.16%

12)    Type of Reporting Person
       Investment Adviser (IA)

Item 1 (a):   Name of issuer:
              Southwest Bancorp Inc

Item 1 (b):   Address of issuer's principal executive offices:
              608 South Main Street
              Stillwater, OK 74074

Item 2 (a):   Name of person filing:
              Delphi Management, Inc.

ITEM 2 (b):   Address of principal business office:
              50 Rowes Wharf, Suite 540
              Boston, MA 02110

ITEM 2 (c):   Citizenship:
              Massachusetts Corporation

ITEM 2 (d):   Title of class of securities:
              Common Shares

ITEM 2 (e):   Cusip number:
              844767103

ITEM 3: If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

ITEM 3 (a)    [   ] Broker or dealer registered under section 15 of the
Act

ITEM 3 (b)    [   ] Bank as defined in section 3(a)(6) of the Act

ITEM 3 (c)    [   ] Insurance company as defined in section 3(a)(19) of
the Act

ITEM 3 (d)    [   ] Investment company registered under section 8 of the
Investment Company Act of 1940

ITEM 3 (e)    [ x ] An investment adviser in accordance with Rule 13d -
1(b)(1)(ii)(E)

ITEM 3 (f)    [   ] An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F)

ITEM 3 (g)    [   ] A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G)

ITEM 3 (h)    [   ] A savings associations as defined in Section 3(b) of
the Federal Deposit Insurance Act

ITEM 3 (i)    [   ] A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment
Company Act of 1940

ITEM 3 (j)    [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       Ownership:

ITEM 4 (a)    Amount beneficially owned:
              295,000

ITEM 4 (b)    Percent of class:
              5.16 %

ITEM 4 (c)    Number of shares as to which the person has:

ITEM 4 (c)    (i) Sole power to vote or to direct the vote:
              295,000

ITEM 4 (c)    (ii) Shared power to vote or to direct the vote:
              0

ITEM 4 (c)    (iii) Sole power to dispose or to direct the disposition
of:
              295,000

ITEM 4 (c)    (iv) Shared power to dispose or to direct the disposition
of:
              0

ITEM 5        Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [   ].

ITEM 6        Ownership of More than Five Percent on Behalf of Another
Person:
              All securities reported upon this schedule are owned by advisory clients of Delphi Management Inc., no one of which, to the knowledge of Delphi Management Inc., owns more than 5% of the class

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person:
              Not Applicable

ITEM 8        Identification and Classification of Members of the Group:
              Not Applicable

ITEM 9        Notice of Dissolution of Group:
              Not Applicable

ITEM 10       Certification
              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              SIGNATURE
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
              April 5, 2002 / Date
              Catherine Demidenko / Signature
              Analyst / Title